UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Lionsgate Studios Corp.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

53626M104

(CUSIP Number)

Bruce Tobey

Executive Vice President and General Counsel

2700 Colorado Avenue

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53626M104	SCHEDULE 13D

(1)	Names of reporting persons Lions Gate Entertainment Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO(1)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization British Columbia, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 253,435,794
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 253,435,794

(11)	Aggregate amount beneficially owned by each reporting person 253,435,794
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 87.8%(2)
(14)	Type of reporting person (see instructions) CO

(1)

Acquired pursuant to the Business Combination Agreement, dated as of December 22, 2023, as amended on April 11, 2024 and May 9, 2024, by and among Lions Gate Entertainment Corp., LG Sirius Holdings ULC, Screaming Eagle Acquisition Corp., SEAC II Corp., SEAC MergerCo, 1455941 B.C. Unlimited Liability Company, and LG Orion Holdings ULC (the “BCA”). The number of common shares, without par value of Lionsgate Studios Corp. (such shares, “LG Studios Common Shares” and Lionsgate Studios Corp., “the Issuer”) issued to the Reporting Persons (as defined below) was calculated by dividing the StudioCo Issuance Equity Value (as defined in BCA) by $10.70 pursuant to and in accordance with the BCA.

(2)

The calculation of this percentage is based on an aggregate 288,681,224 LG Studios Common Shares outstanding as of May 13, 2024, which is expected to increase to 290,758,067 LG Studios Common Shares outstanding, according to the Issuer, following which the percentage shall be 87.2%.

CUSIP No. 53626M104

(1)	Names of reporting persons LG Sirius Holdings ULC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO(1)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization British Columbia, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 253,435,794
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 253,435,794

(11)	Aggregate amount beneficially owned by each reporting person 253,435,794
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 87.8%(2)
(14)	Type of reporting person (see instructions) CO

(1)

Acquired pursuant to the BCA. The number of LG Studios Common Shares issued to the Reporting Persons (as defined below) was calculated by dividing the StudioCo Issuance Equity Value (as defined in BCA) by $10.70 pursuant to and in accordance with the BCA.

(2)

The calculation of this percentage is based on an aggregate 288,681,224 LG Studios Common Shares outstanding as of May 13, 2024, which is expected to increase to 290,758,067 LG Studios Common Shares outstanding, according to the Issuer, following which the percentage shall be 87.2%.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares, without par value per share (the “LG Studios Common Shares”), of Lionsgate Studios Corp., a British Columbia company (the “Issuer”). The Issuer has its principal executive office at 2700 Colorado Avenue Santa Monica, California 90404.

Item 2. Identity and Background.

This statement is being filed by:

(a)-(c) Lions Gate Entertainment Corp. (“LGEC”), a British Columbia corporation, and LG Sirius Holdings ULC, a British Columbia unlimited liability company and a wholly owned subsidiary of LGEC (“HoldCo,” and, together with LGEC, the “Reporting Persons” and each a “Reporting Person.”

The address of the principal office of LGEC is 2700 Colorado Avenue, Santa Monica, California 90404. The address of the principal office of HoldCo is 2700 Colorado Avenue, Santa Monica, California 90404.

The principal business of LGEC encompasses world-class motion picture and television studio operations and the STARZ premium global subscription platform, together bringing a unique and varied portfolio of entertainment to consumers around the world. The company’s motion picture, television and subscription businesses are backed by a more than 20,000-title film and television library. Lionsgate holds a controlling stake in the Issuer. LG Sirius Holdings ULC is a wholly owned subsidiary of LGEC whose principal business activity is to hold LGEC’s investment in the Issuer.

Set forth on Schedule I, which is incorporated herein by reference, is the name, business address and principal occupation or employment of each of the Reporting Persons’ directors and executive officers.

(d) During the last five years, to the best of the knowledge of each Reporting Person, none of such Reporting Person’s directors or executive officers (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) During the last five years, neither of the Reporting Persons nor such Reporting Person’s directors or executive officers (a) has been convicted in a criminal proceeding or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LGEC is a British Columbia corporation. HoldCo is a British Columbia unlimited liability company. Each of the directors and executive officers of LGEC is a United States citizen. The sole director and sole executive officer of HoldCo is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3. Pursuant to that certain Business Combination Agreement, dated as of December 22, 2023, as amended on April 11, 2024 and May 9, 2024 (the “BCA”), by and among LGEC, HoldCo, Screaming Eagle Acquisition Corp. (“SEAC”), SEAC II Corp., SEAC MergerCo, 1455941 B.C. Unlimited Liability Company, and LG Orion Holdings ULC (“StudioCo”), among other things, LGEC transferred substantially all of the assets and liabilities of its studio business, comprising its Motion Picture and Television Production segments, to StudioCo and, as a result of the transactions contemplated in the BCA, StudioCo and a successor entity to SEAC amalgamated pursuant to a Plan of Arrangement to form the Issuer, a public traded company. As consideration for the transactions contemplated in the BCA, HoldCo, the sole shareholder of StudioCo, received 253,435,794 LG Studios Common Shares.

Item 4. Purpose of Transaction.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 4.

All of the LG Studios Common Shares reported on this Statement were acquired pursuant to the BCA as consideration to LGEC and HoldCo for the amalgamation of StudioCo with a successor entity to SEAC. The number of LG Studios Common Shares issued to the Reporting Persons (as defined below) was calculated by dividing the StudioCo Issuance Equity Value (as defined in BCA) by $10.70 pursuant to and in accordance with the BCA. LGEC intends to retain a controlling stake in the Issuer and exercise significant influence over the business and operations of the Issuer until such time as LGEC may seek to effectuate the full separation of the Issuer and the STARZ business of LGEC, comprising its Media Networks segment, as determined by LGEC in its sole discretion, including through, but not limited to, a disposition of the LG Studios Common Shares currently owned by HoldCo or an extraordinary corporate transaction, such as a merger, reorganization or otherwise, involving the Issuer or any of its subsidiaries. Such a transaction may result in any of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The directors and officers of LGEC are substantially the same as the directors and executive officers of the Issuer and both LGEC and the Issuer have the same management team. The Reporting Persons and the individuals set forth in Schedule I intend to make any changes to the board of directors of the Issuer and the management of the Issuer as necessary to ensure that the board of directors of the Issuer and of LGEC and the management of the Issuer and of LGEC are substantially the same, subject to the board designation rights of the signatories to the Studios Investor Rights Agreement (as defined below), or for other reasons as determined by the directors of the Issuer. The individuals set forth in Schedule I who are directors of the Issuer may also in such capacity as directors of the Issuer fill vacancies on the board of directors of the Issuer pursuant to the governing documents of the Issuer, the Studios Investor Rights Agreement, and applicable British Columbia law. LGEC and HoldCo, each as a controlling shareholder of the Issuer, and their respective directors and executive officers who are also directors and executive officers of the Issuer, shall have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to further assess their investment in the Issuer from time to time, on the basis of various factors, including, without limitation, the Issuer’s business performance, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities available to the Reporting Persons and the Issuer. The Reporting Persons seek to maximize the value of their investment in the Issuer. If the Reporting Persons believe that further investment in the Issuer is attractive, the Reporting Person may acquire (or seek to acquire) LG Studios Common Shares or other securities of the Issuer or interests in the assets or businesses of the Issuer. Similarly, the Reporting Persons may determine to dispose of some or all of the LG Studios Common Shares currently owned by the Reporting Persons.

Depending upon the foregoing factors or any other factors that the Reporting Persons may deem relevant, the Reporting Persons may (i) acquire additional securities of the Issuer in open market transactions or privately negotiated transactions, (ii) make a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer, and make a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger (which transactions may cause the LG Studios Common Shares to be deregistered under the Securities Act of 1933, as amended), (iii) dispose of part or all of its investment in the Issuer in open market transactions, privately negotiated transactions, via extraordinary transactions such as a merger or otherwise, and/or (iv) acquire assets or businesses of the Issuer or its subsidiaries, or an interest in assets or businesses of the Issuer or its subsidiaries, in each case including, without limitation, through the formation of a joint venture, strategic partnership or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice, subject to applicable law.

Except as disclosed in this Item 4, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plan or proposal that relates to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, as the Reporting Persons may deem advisable in their sole discretion. The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of the Issuer.

The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

HoldCo holds all 253,435,794 of the LG Studios Common Shares directly, which represents approximately 87.8% (expected to be 87.2%) of the LG Studios Common Shares issued and outstanding. The percent of LG Studios Common Shares owned by HoldCo was calculated assuming 288,681,224 LG Studios Common Shares issued and outstanding as of the Closing (as defined below) on May 13, 2024 which amount is expected to increase to 290,758,067 LG Studios Common Shares issued and outstanding, as disclosed on the Issuer’s current report on Form 8-K filed on May 14, 2024. Because HoldCo is a direct wholly owned subsidiary of LGEC, LGEC may be deemed to beneficially own all of the 253,435,794 Common Shares and share voting and dispositive power over the LG Studios Common Shares with HoldCo. None of the persons named in Schedule I beneficially own any LG Studios Common Shares. Aside from the Reporting Persons’ acquisition of LG Studios Common Shares pursuant to the BCA, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.

The Reporting Persons are required to vote the LG Studios Common Shares in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6 of this Statement, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Business Combination Agreement

On May 13, 2024, the Issuer was formed and became a publicly traded company pursuant to the business combination (the “Business Combination”) contemplated by the BCA.

As described above, as consideration for the transactions contemplated in the BCA, HoldCo, the sole shareholder of StudioCo, received 253,435,794 LG Studios Common Shares.

In connection with the closing of the Business Combination (the “Closing”), the Issuer received aggregate gross transaction proceeds of approximately $350.0 million, of which approximately $330.0 million was received at or shortly after Closing and the remaining approximately $20.0 million is expected to be received after Closing. Pursuant to the terms of the BCA, the Issuer transferred approximately $317.3 million in cash to a wholly-owned subsidiary of LGEC in partial repayment of intercompany financing arrangements between subsidiaries of LGEC and subsidiaries of StudioCo.

Pursuant to the Business Combination Agreement, LGEC appointed the initial executive officers of the Issuer and initial members of the Board.

Additionally, in connection with the Business Combination Agreement, on May 8, 2024, LGEC and StudioCo entered into a separation agreement (the “Separation Agreement”), pursuant to which, among other things, (i) the assets and liabilities of the Studio business (including certain subsidiaries of LGEC engaged in the Studio business) were separated from the assets and liabilities of the Starz business (including certain subsidiaries of LGEC engaged in the Starz business) and transferred to StudioCo such that StudioCo held, directly or indirectly, all of the assets and liabilities of the Studio business prior to the Closing, and (ii) all of LGEC’s equity interests in StudioCo were transferred to Studio HoldCo prior to the Closing.

The Separation Agreement requires the Issuer, as successor to StudioCo, to indemnify LGEC for losses arising from certain liabilities of the Studio business and requires LGEC to indemnify the Issuer for losses arising from certain liabilities of the Starz business.

Also in connection with the Business Combination Agreement, on May 8, 2024, Lions Gate Capital Holdings LLC, a Delaware limited liability company and subsidiary of LGEC (“LGCH”), as lender, entered into an intercompany note and assumption agreement (the “Intercompany Note”) with Lions Gate Television Inc., a Delaware corporation and subsidiary of LG Studios (“LGTV”), as borrower and assuming party.

Pursuant to the Intercompany Note, LGTV will be able to borrow up to $1,100 million from LGCH on a revolving basis. LGTV also assumed approximately $399 million in term A loans and approximately $819 million in term B loans thereunder. The Intercompany Note will, among other things, terminate in connection with a full separation of the Studio business from the Starz business as determined by Lions Gate Parent.

The foregoing description of the BCA does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA, as amended, which is included as Exhibit 99.1.1, 99.1.2 and 99.1.3 to this Statement and incorporated herein by reference.

Investor Rights Agreement; Voting and Standstill Agreement

In connection with the consummation of the Business Combination, on May 13, 2024, the Issuer, Liberty Global Ventures Limited (f/k/a Liberty Global Incorporated Limited), a limited company organized under the laws of England and Wales (“Liberty”), Liberty Global Ltd. (f/k/a Liberty Global plc), a Bermuda exempted company limited by shares (“Liberty Global”), MHR Fund Management, LLC, a Delaware limited liability company (“MHR”), the affiliated funds of MHR party thereto (the “MHR Funds”), Discovery Lightning Investments Ltd., a limited company organized under the laws of England and Wales (“Discovery Lightning”) and Warner Bros. Discovery, Inc. (f/k/a Discovery Communications, Inc.), a Delaware corporation (“Discovery”) entered into an investor rights agreements (the “Studios Investor Rights Agreements”).

The Studios Investor Rights Agreement provides that (1) for so long as Liberty Global and Discovery and their respective controlled affiliates beneficially own at least 10,000,000 Shares in the aggregate, Studios will include one designee of Liberty Global and one designee of Discovery on its slate of director nominees for election to the board of directors of Studios (the “Studios Board”) at each future annual meeting of Studios’ shareholders and (2) for so long as Liberty Global and Discovery and their respective controlled affiliates beneficially own at least 5,000,000, but less than 10,000,000, Shares in the aggregate, Studios will include one designee of Liberty Global and Discovery, collectively, on its slate of director nominees for election to the Studios Board at each future annual meeting of Studios’ shareholders, selected by (a) Liberty Global, if Liberty Global and its controlled affiliates exceed such 5,000,000-Share threshold but Discovery and its controlled affiliates do not, (b) Discovery, if Discovery and its controlled affiliates exceed such 5,000,000-Share threshold but Liberty Global and its controlled affiliates do not, and (c) Liberty Global and Discovery, jointly, if neither Liberty Global nor Discovery (together with their respective controlled affiliates) exceeds such 5,000,000-Share threshold.

The Studios Investor Rights Agreement further provides that (1) for so long as funds affiliated with MHR beneficially own at least 10,000,000 Shares in the aggregate, Studios will include three designees of MHR (at least one of whom will be an independent director and will be subject to approval of the Studios Board) on its slate of director nominees for election at each future annual meeting of Studios’ shareholders and (2) for so long as funds affiliated with MHR beneficially own at least 5,000,000, but less than 10,000,000, Shares in the aggregate, Studios will include one designee of MHR on its slate of director nominees for election at each future annual meeting of Studios’ shareholders.

Under the Studios Investor Rights Agreement, Studios has also agreed to provide Liberty Global, Discovery and MHR with certain pre-emptive rights on LG Studios Common Shares (or securities that are convertible or exercisable into or exchangeable for LG Studios Common Shares) that Studios may issue in the future for cash consideration. Liberty Global and Discovery have agreed that if they or any of their respective controlled affiliates sell or transfer any LG Studios Common Shares to a shareholder or group of shareholders that beneficially own 5% or more of the LG Studios Common Shares, or that would result in a person or group of persons beneficially owning 5% or more of the LG Studios Common Shares, any such transferee will be required to agree to the transfer and certain other provisions set forth in the Investor Rights Agreement, subject to certain exceptions.

The foregoing description of the Studios Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Studios Investor Rights Agreement, which is included as Exhibit 99.2 to this Statement and incorporated herein by reference.

Also in connection with the consummation of the Business Combination, on May 13, 2024, the Issuer, LGEC, Liberty, Liberty Global, MHR, the MHR Funds, Discovery Lightning and Discovery entered into an amendment to the Voting and Standstill Agreement dated November 10, 2015, as previously amended on July 1, 2016 (the “Studios Voting Amendment”).

Pursuant to the Studios Voting Amendment, LGEC agreed to vote its LG Studios Common Shares in favor of the designees of Liberty Global, Discovery and MHR to the board of directors of the Issuer.

The foregoing description of the Studios Voting Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement, Amendment No. 1 to the Voting and Standstill Agreement and the Studios Voting Amendment, which are included as Exhibits 99.3, 99.4 and 99.5, respectively, to this Statement and incorporated herein by reference.

Registration Rights Agreement

On May 13, 2024, in connection with the consummation of the Business Combination, the Issuer, HoldCo and Eagle Equity Partners V, LLC (“SEAC Sponsor”) and certain of its permitted transferees entered into an amended and restated registration rights agreement, dated as of May 13, 2024 (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed that, within 30 days after the closing of the Business Combination, the Issuer would file with the SEC a resale registration statement, and the Issuer would use its commercially reasonable efforts to have such resale registration statement declared effective as soon as reasonably practicable after the filing thereof. Such holders party to the A&R Registration Rights Agreement would be entitled to customary piggyback registration rights and demand registration rights.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Registration Rights Agreement, a form of which is included as Exhibit 99.6 to this Statement and incorporated herein by reference.

Lock-Up Agreement

On May 13, 2024, in connection with the consummation of the Business Combination, SEAC Sponsor and certain of its permitted transferees (collectively, the “SEAC Holders”) and holders of LG Studios Common Shares affiliated with LGEC (the “Lionsgate Holders”) entered into that certain lockup agreement, dated as of May 13, 2024 (the “Lockup Agreement”) with the Issuer. Pursuant to the Lockup Agreement, the SEAC Holders agreed not to transfer (except for certain permitted transfers) the lockup shares subject to the Lockup Agreement (the “SEAC Lock-Up Shares”) held by them until the earliest of (i) the date that is one year after the date of the closing of the Business Combination, (ii) (x) with respect to 50% of the SEAC Lock-Up Shares, the date on which the Trading Price (as defined below) of the LG Studios Common Shares equals or exceeds $12.50 per share and (y) with respect to the remaining 50% of the SEAC Lock-Up Shares, the date on which the Trading Price of a LG Studios Common Share equals or exceeds $15.00 per share, in each case at least 180 days after the date of the closing of the Business Combination, and (iii) the date on which the Issuer completes a liquidation, merger, amalgamation, capital stock exchange, spin-off, separation, distribution, reorganization or other similar transaction.

“Trading Price” means the daily closing price of the LG Studios Common Shares (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a period of thirty (30) consecutive trading days beginning thirty (30) days or more after May 13, 2024.

The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lockup Agreement, a form of which is included as Exhibit 99.7 to this Statement and incorporated herein by reference.

Joint Filing Agreement

On May 20, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

Except as otherwise noted in this Statement, none of the persons named in Schedule I currently have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1.1	Business Combination Agreement, dated as of December 22, 2023, by and among Screaming Eagle Acquisition Corp., SEAC II Corp., SEAC MergerCo, 1455941 B.C. Unlimited Liability Company, Lions Gate Entertainment Corp., LG Sirius Holdings ULC and LG Orion Holdings ULC (incorporated by reference to Annex A-1 of SEAC II Corp.’s Form S-4/A (File No. 333-276414), last filed with the SEC on April 12, 2024).

99.1.2	Amendment No. 1 to the Business Combination Agreement, dated as of April 11, 2024, by and among Screaming Eagle Acquisition Corp., SEAC II Corp., SEAC MergerCo, 1455941 B.C. Unlimited Liability Company, Lions Gate Entertainment Corp., LG Sirius Holdings ULC and LG Orion Holdings ULC (incorporated by reference to Annex A-2 of SEAC II Corp.’s Form S-4/A (File No. 333-276414), last filed with the SEC on April 12, 2024).

99.1.3	Amendment No. 2 to the Business Combination Agreement, dated as of May 9, 2024, by and among Screaming Eagle Acquisition Corp., SEAC II Corp., SEAC MergerCo, 1455941 B.C. Unlimited Liability Company, Lions Gate Entertainment Corp., LG Sirius Holdings ULC and LG Orion Holdings ULC (incorporated by reference to Exhibit 2.3 of Lionsgate Studio Corp.’s Form S-1/A (File No. 333-278849), filed with the SEC on May 14, 2024).

99.2	Investor Rights Agreement, dated as of May 13, 2024, by and among Lionsgate Studios Corp., Liberty Global Ltd., Warner Bros. Discovery, Inc., Liberty Global Ventures Limited, Discovery Lightning Investments Ltd., MHR Fund Management, LLC and certain affiliates of MHR Fund Management, LLC (incorporated by reference to Exhibit 10.10 of Lionsgate Studio Corp.’s Form S-1/A (File No. 333-278849), filed with the SEC on May 14, 2024).

99.3	Voting and Standstill Agreement, dated as of November 10, 2015, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery Communications, Inc., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., Dr. John C. Malone and affiliates of MHR Fund Management, LLC (incorporated by reference to Exhibit 10.2 of Lions Gate Entertainment Corp.’s Current Report on Form 8-K, filed with the SEC on November 10, 2015).

99.4	Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery Lightning Investments Ltd., Dr. John C. Malone, MHR Fund Management, LLC, Liberty Global Incorporated Limited, Discovery Communications, Inc. and affiliates of MHR Fund Management, LLC (incorporated by reference to Exhibit 10.7 of Lions Gate Entertainment Corp.’s Current Report on Form 8-K, filed with the SEC on July 1, 2016).

99.5	Amendment to the Voting and Standstill Agreement, dated as of May 13, 2024, by and among Lions Gate Entertainment Corp., Lionsgate Studios Corp., Liberty Global Ltd., Warner Bros. Discovery, Inc., Liberty Global Ventures Limited, Discovery Lightning Investments Ltd., MHR Fund Management, LLC and certain affiliates of MHR Fund Management, LLC (incorporated by reference to Exhibit 10.9 of Lionsgate Studio Corp.’s Form S-1/A (File No. 333-278849), filed with the SEC on May 14, 2024).

99.6	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Annex I of SEAC II Corp.’s Form S-4/A (File No. 333-276414), last filed with the SEC on April 12, 2024).

99.7	Form of Lock-Up Agreement (incorporated by reference to Annex J of SEAC II Corp.’s Form S-4/A (File No. 333-276414), last filed with the SEC on April 12, 2024).

99.8	Joint Filing Agreement, dated May 20, 2024

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: May 20, 2024	Signature:	/s/ James W. Barge
	Name:	James W. Barge
	Title:	Chief Financial Officer

Schedule I

Directors and Executive Officers

The business address of each director and executive officer of each Reporting Person is c/o Lions Gate Entertainment Corp., 2700 Colorado Avenue, Santa Monica, California 90404.

Lions Gate Entertainment Corp.

Name and Positions	Present Principal Occupation or Employment
Michael Burns, Vice Chair and Director	Vice Chair of Lions Gate Entertainment Corp.

Mignon Clyburn, Director	President, MLC Strategies

Gordon Crawford, Director	Formerly, Capital Research and Management

Jon Feltheimer, Chief Executive Officer and Director	Chief Executive Officer of Lions Gate Entertainment Corp.

Emily Fine, Director	Principal, MHR Fund Management

Michael T. Fries, Director	CEO, President and Chairman of Board, Liberty Global

John D. Harkey, Jr., Director	Principal and Founder, JHD Investment Management LLC

Susan McCaw, Director	President, SRM Capital Investments

Yvette Ostolaza, Director	Partner, Management Committee Chair, Executive Committee member, Sidley Austin

Mark H. Rachesky, M.D., Chair of Board of Directors	Founder and President, MHR Fund Management

Daryl Simm, Director	President and COO, Omnicom Group

Hardwick Simmons, Director	Formerly Chairman and CEO, The Nasdaq Stock Market

Harry E. Sloan, Director	Chairman and CEO, Eagle Equity Partners II

James W. Barge, Chief Financial Officer	Chief Financial Officer of Lions Gate Entertainment Corp.

Brian Goldsmith, Chief Operating Officer	Chief Operating Officer of Lions Gate Entertainment Corp.

Bruce Tobey, Executive Vice President and General Counsel	Executive Vice President and General Counsel of Lions Gate Entertainment Corp.

LG Sirius Holdings ULC

Name and Positions	Present Principal Occupation or Employment
Adrian Kuzycz, Director and President, LG Sirius Holdings ULC	Executive Vice President and Associate General Counsel of Lions Gate Entertainment Corp.